LL 78

SE(17008323

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Fuel Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 40th Street, Suite 3210
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Bolebruch (212) 260-2743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2017 REGISTRATIONS BRANCH 15

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, John J. Bolebruch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Fuel Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

AUDAI T FANEK
Notary Public – State of New York
NO. 01FA6310498
Qualified in Westchester County
My Commission Expires Aug 25, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE FUEL SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

CORPORATE FUEL SECURITIES, LLC

CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

New York City
Washington, DC
New Jersey
Long Island
Westchester

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Corporate Fuel Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Corporate Fuel Securities LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Corporate Fuel Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Fuel Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commissions, and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 for the Securities and Exchange Commission, have been subjected to audit procedures performed in conjunction with the audit of Corporate Fuel Securities LLC's financial statements. The supplemental information is the responsibility of Corporate Fuel Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marks Paneth LLP

New York, New York
February 27, 2017

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 504,881
Accounts Receivable	80,832
Other assets	1,334
TOTAL ASSETS	$ 587,047

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 28,898
MEMBER'S EQUITY	558,149
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 587,047

See notes to financial statements

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Financial advisory fees		$2,610,536
TOTAL REVENUE		2,610,536
EXPENSES		
Employees compensation and benefits	$156,874	
Professional fees	59,779	
Rent	43,164	
Regulatory fees	35,073	
Communication and data services	26,819	
Other operating expenses	11,849	
TOTAL EXPENSES		333,557
NET INCOME		$2,276,979

See notes to financial statements

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Member's Equity - Beginning of Year	$ 361,241
Member's distributions	(2,308,000)
Member's contributions	227,929
Net Income	2,276,979
Member's Equity - End of Year	$ 558,149

See notes to financial statements

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 2,276,979
Adjustments to reconcile net income to net cash provided by operating activities:		
Operating expenses deemed as member's contributions	$ 227,929	
(Increase) decrease in operating assets:		
Accounts Receivable	(65,086)	
Other assets	(62)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	(48,571)	
TOTAL ADJUSTMENTS		114,210
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,391,189
CASH FLOW FROM FINANCING ACTIVITIES:		
Member's distributions		(2,308,000)
NET CASH USED BY FINANCING ACTIVITIES		(2,308,000)
NET INCREASE IN CASH		83,189
CASH AT BEGINNING OF YEAR		421,692
CASH AT END OF YEAR		$ 504,881
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest		$ -
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES		
Operating expenses deemed as member's contributions		$ 227,929

See notes to financial statements

CORPORATE FUEL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005, and commenced operations in July 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements of debt and equity securities and advisory services to other companies and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Private placement fees for the Company's services are determined based on contracts with their customers. Revenue is recognized over the life of the contract as private placement services are provided and when a transaction is closed.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in The United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Account at an institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2016 the Company had $290,093 in excess of the FDIC insured limit.

Income Taxes

The Company is not subject to federal, state, or local income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes* for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2013.

Subsequent Events

Management has evaluated , for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 27, 2017 which is the date that the financial statements were available to be issued.

3. RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC (the "Parent Company") and the Company may enter into joint arrangements with clients who require both financial advisory and private placement services. Each company recognizes revenue based on specific services provided to a client in accordance with the contractual terms of the agreements.

The Parent Company has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, which the Company records monthly as a contribution to capital. These amounts totaled $227,929 for the year ended December 31, 2016.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company's net capital of $475,983 exceeded required net capital of $5,000 by $470,983 and the ratio of aggregate indebtedness to net capital was .06 to 1.

The Company is exempt under Section (k)(2)(i) of Rule 15c3-3. As such, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CORPORATE FUEL SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2016

CREDITS		
Member's equity		$ 558,149
DEBITS		
Accounts Receivable	$80,832	
Other assets	1,334	
TOTAL DEBITS		82,166
NET CAPITAL		475,983
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 470,983

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 28,898

Ratio of aggregate indebtedness to net capital .06 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the report of independent registered public accounting firm.

CORPORATE FUEL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt under section (k)(2)(i). Accordingly, there are no items to report under the requirements of this rule.

See the report of independent registered public accounting firm.

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

New York City
Washington, DC
New Jersey
Long Island
Westchester

MARKS PANETH

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Corporate Fuel Securities LLC
New York, New York

We have reviewed management's statements, included in the accompanying Management's Exemption Report pursuant to Rule 17a-5, 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934, in which (1) Corporate Fuel Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Corporate Fuel Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Corporate Fuel Securities LLC stated that Corporate Fuel Securities LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Corporate Fuel Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Corporate Fuel Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marks Paneth LLP

New York, New York
February 27, 2017

CORPORATE FUEL SECURITIES, LLC

EXEMPTION REPORT PURSANT TO RULE 17A-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to Be Made By Certain Broker Dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2016.

Corporate Fuel Securities, LLC

I, John J Bolebruch, swear (or affirm) that, to my best knowledge and belief this Exemption Report is true and correct.

By: [signature]

Title: CEO

Date: 2/27/2017